SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits                           2

Statements of Changes in Net Assets Available for Plan Benefits                2

Notes to Financial Statements                                                  3

Schedule

1    Schedules of Assets Held for Investment Purposes                          6

                          Independent Auditors' Report



     The Plan Trustees
     Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


     We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit of the Plan's financial statements as of and for the years ended December 31, 2000 and 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/KPMG LLP

     Des Moines, Iowa
     June 15, 2001

                                    SMITHWAY MOTOR XPRESS, INC. 401(k)
                                  RETIREMENT SAVINGS AND INVESTMENT PLAN

                           Statements of Net Assets Available for Plan Benefits

                                        December 31, 2000 and 1999




                                                                                      2000         1999
                                                                                   -----------  -----------
Assets:
   Cash                                                                          $    491,713      439,946
                                                                                   -----------  -----------

   Investments (note 8):
     Investment in registered investment companies                                  8,923,690    9,352,826
     Common stock                                                                     892,521    1,862,419
     Loans to participants                                                            878,602      888,369
                                                                                   -----------  -----------

                                                                                   10,694,813   12,103,614

   Contributions receivable - employees                                               113,989      144,839
   Contributions receivable - employer                                                172,450      262,998
   Other receivables                                                                    2,432          413
                                                                                   -----------  -----------

          Total assets                                                             11,475,397   12,951,810

Liabilities (note 6)                                                                   28,898       55,325
                                                                                   -----------  -----------

          Net assets available for benefits (note 2)                             $ 11,446,499   12,896,485
                                                                                   ===========  ===========

                 Statements of Changes in Net Assets Available for Plan Benefits

                              Years ended December 31, 2000 and 1999

                                                                                      2000         1999
                                                                                   -----------  -----------
Additions to net assets attributed to:
   Employer contributions (note 3)                                               $    171,493      263,398
   Employee contributions and rollovers (note 3)                                    1,317,190    1,703,325
   Net investment income (notes 2 and 8)                                                    -      837,741
   Other                                                                                4,339            -
                                                                                   -----------  -----------

          Total additions                                                           1,493,022    2,804,464
                                                                                   -----------  -----------

Deductions from net assets attributed to:
   Benefits paid to participants (note 5)                                           1,188,095    1,189,404
   Net investment loss (notes 2 and 8)                                              1,694,276            -
   Administrative fees                                                                 60,637       92,138
   Other                                                                                    -        4,683
                                                                                   -----------  -----------

          Total deductions                                                          2,943,008    1,286,225
                                                                                   -----------  -----------

          Net (decrease) increase in net assets available for benefits             (1,449,986)   1,518,239

Net assets available for benefits:
   Beginning of year                                                               12,896,485   11,378,246
                                                                                   -----------  -----------

   End of year                                                                   $ 11,446,499   12,896,485
                                                                                   ===========  ===========

See accompanying notes to financial statements.



                                        2                            (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


        (1)      Summary of Significant Accounting Policies

        Plan Information and Basis of Presentation

          The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service. Participants should refer to the Plan agreement for more complete information.

        Investments

          Investments, other than loans, are reported at fair value, as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

          Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

        Administrative Fees

          Certain administrative fees are paid by the Company.

        Income Taxes

          The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An updated determination letter has not been requested; however, UMB Bank (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

        Use of Estimates

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.


                                       3                             (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                           December 31, 2000 and 1999


  (2)   Net Assets Available for Benefits

          The  Plan  Administrator   maintains  funds  received  from  the  Plan
          primarily in registered investment companies or in the Company's common stock.

  (3)   Contributions

          Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Forfeitures, if any, are used to reduce future employer contributions.

          Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement.

  (4)   Participant Accounts

          Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

          Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

  (5)   Benefits

          Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

  (6)   Liabilities

          Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

  (7)   Plan Termination

          Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.



                                       4                             (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



  (8)   Investments

     The fair values of the investments of the Plan at December 31, 2000 and 1999 were as follows:

                                                 2000            1999
                                            ---------------  --------------

Fidelity Asset Manager                    $      1,548,635       1,508,986
Fidelity Magellan Fund                           3,148,804       3,436,326
Capital Preservation Fund                        1,007,370         860,617
PBHG Growth Fund                                 1,565,529       2,002,400
Putnam Vista Fund                                  861,865         841,936
Strong Government Securities                       791,487         702,561
Smithway Motor Xpress Corp.
    common stock *                                 892,521       1,862,419
Participant Loans                                  878,602         888,369
                                            ---------------  --------------

                                          $     10,694,813      12,103,614
                                            ===============  ==============

     Included in net investment (loss) income for the years ended December 31, 2000 and 1999 was (depreciation) appreciation of investments(including gains and losses on investments bought and sold, as well as held during the year) of ($1,811,605) and $752,545, respectively, as follows:

                                                 2000            1999
                                            ---------------  --------------

Registered investment companies           $       (650,540)      2,098,834
Common stock *                                  (1,161,065)     (1,346,289)
                                            ---------------  --------------

                                          $     (1,811,605)        752,545
                                            ===============  ==============

                           *Party-in-interest

                                       5                             (Continued)

                                   Schedule 1
                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                Schedules of Assets Held for Investment Purposes

                           December 31, 2000 and 1999


                                                                                                    2000
                                                                                        ------------------------------
                                                                                                            Fair
                      Description                                                           Cost           value
---------------------------------------------------------                               -------------  ---------------

Fidelity Asset Manager                                                                $    1,607,102        1,548,635
Fidelity Magellan Fund                                                                     2,404,187        3,148,804
Capital Preservation Fund                                                                  1,007,370        1,007,370
PBHG Growth Fund                                                                           1,380,947        1,565,529
Putnam Vista Fund                                                                            955,945          861,865
Strong Government Securities                                                                 799,624          791,487
Smithway Motor Xpress Corp. common stock *                                                   690,471          892,521
                                                                                        -------------  ---------------

                                                                                           8,845,646        9,816,211

Loans to participants                                                                        878,602          878,602
                                                                                        -------------  ---------------

                                                                                      $    9,724,248       10,694,813
                                                                                        =============  ===============

                                                                                                    1999
                                                                                        ------------------------------
                                                                                                            Fair
                      Description                                                           Cost           value
---------------------------------------------------------                               -------------  ---------------

Fidelity Asset Manager                                                                $    1,420,645        1,508,986
Fidelity Magellan Fund                                                                     2,051,716        3,436,326
Capital Preservation Fund                                                                    860,617          860,617
PBHG Growth Fund                                                                             905,998        2,002,400
Putnam Vista Fund                                                                            648,424          841,936
Strong Government Securities                                                                 755,142          702,561
Smithway Motor Xpress Corp. common stock *                                                   534,659        1,862,419
                                                                                        -------------  ---------------

                                                                                           7,177,201       11,215,245

Loans to participants                                                                        888,369          888,369
                                                                                        -------------  ---------------

                                                                                      $    8,065,570       12,103,614
                                                                                        =============  ===============

*Party-in-interest


See accompanying independent auditors' report.


                                 6                                   (Continued)

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             SMITHWAY MOTOR XPRESS, INC. 401 (K)
                                          RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:  June 27, 2000
                                                 /s/ Tom Nelson
                                          By:
                                                 Tom Nelson, Administrator

                                       7